Exhibit 99.2

TD BANK GROUP DECLARES DIVIDENDS

(all amounts in Canadian dollars)

TORONTO – August 29, 2013 - The Toronto-Dominion Bank (the Bank) today announced that a dividend in an amount of eighty-five cents (85 cents) per fully paid common share in the capital stock of the Bank has been declared for the quarter ending October 31, 2013, payable on and after October 31, 2013, to shareholders of record at the close of business on October 3, 2013.  This represents an increase in the quarterly dividend of four cents or 5% compared with last quarter.

In lieu of receiving their dividends in cash, holders of the Bank’s common shares may choose to have their dividends reinvested in additional common shares of the Bank in accordance with the Dividend Reinvestment Plan (the Plan).

Under the Plan, the Bank has the discretion to either purchase the additional common shares in the open market or issue them from treasury.  If issued from treasury, the Bank may decide to apply a discount of up to 5% to the Average Market Price (as defined in the Plan) of the additional shares.  For the October 31, 2013 dividend, the Bank will issue the additional shares from treasury, with no discount.

Any registered holder of record wishing to join the Plan can obtain an Enrolment Form from CIBC Mellon Trust Company* (1-800-387-0825) or on the Bank’s website, www.td.com/investor/drip.jsp.  Beneficial or non-registered holders of the Bank’s common shares must contact their financial institution or broker to participate.

In order to participate in time for this dividend, Enrolment Forms for registered holders must be in the hands of CIBC Mellon Trust Company* at P.O. Box 700, Postal Station B, Montreal, Québec, H3B 3K3 before the close of business on October 2, 2013.  Beneficial or non-registered holders must contact their financial institution or broker for instructions on how to participate in advance of the above date.

The Bank also announced that dividends have been declared on the following Non-Cumulative Redeemable Class A First Preferred Shares of the Bank, payable on and after October 31, 2013, to shareholders of record at the close of business on October 8, 2013:

•	Series O, in an amount per share of $0.303125;
•	Series P, in an amount per share of $0.328125;
•	Series Q, in an amount per share of $0.35;
•	Series R, in an amount per share of $0.35;
•	Series S, in an amount per share of $0.2106875;
•	Series T, in an amount per share of $0.164;
•	Series Y, in an amount per share of $0.31875;
•	Series AA, in an amount per share of $0.3125;
•	Series AC, in an amount per share of $0.35;
•	Series AE, in an amount per share of $0.390625;
•	Series AG, in an amount per share of $0.390625;
•	Series AI, in an amount per share of $0.390625; and
•	Series AK, in an amount per share of $0.390625.

The Bank for the purposes of the Income Tax Act, Canada and any similar provincial legislation advises that the dividend declared for the quarter ending October 31, 2013, and all future dividends will be eligible dividends unless indicated otherwise.

*Canadian Stock Transfer Company Inc. acts as administrative agent for CIBC Mellon Trust Company.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Wealth, TD Direct Investing, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 8 million active online and mobile customers. TD had CDN$835 billion in assets on July 31, 2013.The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For more information contact:	Annette Galler
Senior Legal Officer, Corporate
Legal Department – Shareholder Relations
(416) 944-6367
Toll free 1-866-756-8936

Ali Duncan Martin
Media Relations, Corporate & Public Affairs
(416) 983-4412